

February 15, 2012

Via E-mail
Mr. Robert J. Whelan
Chief Financial Officer
Eaton Vance Corp.
Two International Place
Boston, Massachusetts 02110

    RE: Eaton Vance Corp.
           Form 10-K for the Year Ended October 31, 2011
           Filed December 21, 2011
           File No. 1-8100

Dear Mr. Whelan:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended October 31, 2011

Risk Factors, page 16

General

1. Please disclose the percentage of assets under management that consist of money market funds. If applicable, tell us about your consideration of support you may or may not provide to seek to preserve a stable net asset value in these funds. Discuss the risks and implications related to you potential support and the implications in the event that market conditions could lead to a severe liquidity or security pricing issues that could impact your net asset values in these funds. Also discuss the potential impact of any new rules related to the administration of money market funds.

Management Discussion and Analysis of Financial Condition and Results…, page 24

Results of Operations, page 30

2. We note your presentation of the non-GAAP measures "Adjusted net income attributable to Eaton Vance Corp. shareholders and adjusted earnings per diluted share". In future filings please provide a comprehensive reconciliation of the amount you label as "Non-controlling interest value adjustment".   Explain how such amount is derived and demonstrate the consistent application of such amount. Please also note that if an adjustment item is described as non-recurring, infrequent or unusual, the adjustments related thereto should comply with the guidance in Item 10(e) of Regulation S-K.

Financial Statements

1. Summary of Significant Accounting Policies, page 63

Basis of Presentation, page 63

3. We note that during the first quarter of fiscal 2011, you changed your Consolidated Balance Sheet presentation from "classified" (distinguishing between short-term and long-term accounts) to "unclassified" (no such distinction). You state that this change was precipitated by factors including (i) the presentation complexities inherent in the consolidation of variable interest entities ("VIEs"); and (ii) a desire to conform the Company's Consolidated Balance Sheet presentation to that of other companies within your peer group. We note that a majority of your peers, and in particular the larger entities, present classified balance sheets. Please help us better understand this disclosure, and how you determined that this presentation, for a service entity, is preferable.

In addition, tell us what consideration you made to presenting a classified balance sheet, and including a third category for your consolidated VIE. Finally, please tell us how your investment in the VIE would be reflected were you to classify the related assets and liabilities.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3689 if you have questions regarding these comments.

Sincerely,

/s/ John Hartz

John Hartz
Senior Assistant
Chief Accountant